SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. __)*


                                 MCSi, INC.
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                              (Name of Issuer)


                        COMMON STOCK, NO PAR VALUE
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                       (Title of Class of Securities)


                               593261  10   0
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                               (CUSIP Number)


                              Michael E. Peppel
                                  MCSi, Inc.
                        4750 Hempstead Station Drive
                              Dayton, Ohio 45429
                               (937) 291-8282
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(Name, Address, Telephone Number of Persons Authorized to Receive Notices and
 Communications)

                             November 1, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 6 Pages

CUSIP No.  593261 10 0                 13D                   Page 2 of 6 Pages



1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Michael E. Peppel

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                 (b) [  ]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       PF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                         [  ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

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                   7.    SOLE VOTING POWER

                         784,327
NUMBER OF SHARES  ------------------------------------------------------------
 BENEFICIALLY      8.    SHARED VOTING POWER
 OWNED BY EACH
REPORTING PERSON         0
     WITH         ------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER

                         784,327
                  ------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         0
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       784,327

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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                       [  ]

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.1%

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14.    TYPE OF REPORTING PERSON*

       IN

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CUSIP No.  593261 10 0                 13D                   Page 3 of 6 Pages




Item 1.   Security and Issuer

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, no par value per share ("Common Stock"), of MCSi, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 4750 Hempstead Station Drive, Dayton, Ohio 45429.

Item 2.   Identity and Background

          (a)  Michael E. Peppel ("Reporting Person").

          (b) The Reporting Person's business address is the Issuer's principal executive office, 4750 Hempstead Station Drive, Dayton, Ohio 45429.

          (c) The Reporting Person is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f)  The Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person has acquired 418,994 of Common Stock initially from distributions as a member of an investment group that acquired the Issuer in a private transaction in May 1996 and otherwise in open market purchases from November 1996 through November 2000 at a weighted average price per share of $5.74 for an aggregate consideration of $2.4 million (including shares purchased pursuant to the Issuer's Employee Stock Purchase Plan). All purchases by the Reporting Person were made with personal funds. The Reporting Person has margin loans aggregating $1.1 million with respect to the acquisition of a portion of the shares of Common Stock at an interest rate of 9.5%, secured by a portion of the shares of Common Stock. In addition, the Reporting Person holds options to purchase 365,333 shares of Common Stock, granted pursuant to stock option plans of the Issuer, which are currently exercisable or exercisable within 60 days hereof.


CUSIP No.  593261 10 0                 13D                   Page 4 of 6 Pages



Item 4.   Purpose of Transaction

          The Reporting Person is presently the Chairman of the Board of Directors and the President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

          The Reporting Person may acquire additional shares of Common Stock from time to time. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

          The Reporting Person currently has no plans or proposals
(excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer (except with respect to the equity-based compensation plans of the Issuer); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to create or fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) Pursuant to Rule 13d-1 of the Act, the Reporting Person beneficially owns 784,327 shares of Common Stock which represents approximately 6.1% of the outstanding shares of Common Stock. At the date hereof, 12,469,753 shares of Common Stock were outstanding as reported in the Issuer's Form 10-Q for the period ended September 30, 2000, not including outstanding options to purchase shares of Common Stock.


CUSIP No.  593261 10 0                 13D                   Page 5 of 6 Pages



     (b) The Reporting Person has sole voting and dispositive power with respect to 784,327 shares of Common Stock (which includes 4,500 shares of Common Stock held by the Reporting Person as custodian for his minor children and 365,333 shares of Common Stock which may be purchased upon the exercise of stock options).

          (c) The number of shares of Common Stock beneficially owned by the Reporting Person include options to purchase 50,166 shares of Common Stock granted pursuant to a stock option plan of the Issuer which vest on December 31, 2000 and may be deemed to be beneficially owned by the Reporting Person as of November 1, 2000. On November 30, 2000, the Reporting Person purchased 5,000 shares of common stock in the open market at a price per share of $26.87. In addition, stock options to acquire 90,000 shares of Common Stock, which were immediately exercisable, were granted to the Reporting Person under a stock option plan of the Issuer on May 9, 2000 and options to acquire 42,000 shares of Common Stock, previously granted under a stock option plan of the Issuer, vested and became exercisable on June 30, 2000. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

     In addition, the Reporting Person holds options to purchase 248,666 shares of Common Stock granted pursuant to stock option plans of the Issuer, which are not exercisable within 60 days hereof.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than an employment agreement with the Issuer, which recites certain stock option grants to the Reporting Person, and agreements under the stock option plans of the Issuer evidencing outstanding stock options. The Reporting Person is the Chairman of the Board of Directors and President and Chief Executive Officer of the Issuer and has, in the past, and intends in the future, to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.   Material to be Filed as Exhibits

     Not applicable.


CUSIP No.  593261 10 0                 13D                   Page 6 of 6 Pages





                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                     /s/Michael E. Peppel
                                     --------------------
                                     Michael E. Peppel




                                     Date: December 8, 2000